UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43415

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

(Registrant’s Name)

3rd Floor West Side Gotanda bldg.

6-2-7 Nishi Gotanda, Shinagawa-ku,

Tokyo 1410031, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨☐

The Nasdaq Stock Market LLC (“Nasdaq”) Notifications

On September 15, 2026, Instinct Bio Technical Company Holdings Inc. (the “Company”) issued a press release (the “Press Release”) relating to certain Nasdaq compliance matters, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The first four paragraphs and the section titled “Forward-Looking Statements” in the Press Release are incorporated by reference into the Company’s Registration Statement on Form F-4 (No. 333-290120), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

Date: September 15, 2026	By:	/s/ Tomoki Nagano
		Name:	Tomoki Nagano
		Title:	Chief Executive Officer and Director